UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant's name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       X                  Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No      X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                     .

CELANESE AG

Information with respect to Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, set forth herein is included in a Registration Statement on Form S-4 ("Form S-4") under the Securities Act of 1933 filed July 15, 2004 by BCP Caylux Holdings Luxembourg S.C.A. ("BCP Caylux") and BCP Crystal Holdings Ltd. 2 in connection with the Offer to Exchange $1,225,000,000 principal amount of BCP Caylux's 9-5/8% Senior Subordinated Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of BCP Caylux's outstanding 9-5/8% Senior Subordinated Notes due 2014 and €200,000,000 principal amount of BCP Caylux's 10-3/8% Senior Subordinated Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of BCP Caylux's outstanding 10-3/8% Senior Subordinated Notes due 2014. BCP Caylux indirectly owns approximately 84.3% of the outstanding ordinary shares of Celanese AG (excluding treasury shares) as of March 31, 2004. Exhibits, in U.S. dollars, include an excerpt from Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Form S-4 for the quarters ended March 31, 2004 and 2003 and Celanese AG Consolidated Financial Information including the Unaudited Consolidated Statements of Operations for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003, Unaudited Consolidated Statements of Shareholders' Equity for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Statements of Cash Flows for the quarters ended March 31, 2004 and 2003 and Notes to the Unaudited Consolidated Financial Statements included in the Form S-4, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit
99.1	Excerpt from Celanese AG Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarters ended March 31, 2004 and 2003 in U.S. Dollars

99.2	Celanese AG Consolidated Financial Information including the Unaudited Consolidated Statements of Operations for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003, Unaudited Consolidated Statements of Shareholders' Equity for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Statements of Cash Flows for the quarters ended March 31, 2004 and 2003 and Notes to the Unaudited Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG
(Registrant)

By:	/s/ P. W. Premdas

Name:	Perry W. Premdas

Title:	Member of the Management Board (Chief Financial Officer)

Date: July 16, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Excerpt from Celanese AG Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarters ended March 31, 2004 and 2003 in U.S. Dollars
99.2	Celanese AG Consolidated Financial Information including the Unaudited Consolidated Statements of Operations for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003, Unaudited Consolidated Statements of Shareholders' Equity for the quarters ended March 31, 2004 and 2003, Unaudited Consolidated Statements of Cash Flows for the quarters ended March 31, 2004 and 2003 and Notes to the Unaudited Consolidated Financial Statements